Slide 1	Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-201722 Supplementing the Prospectus dated November 25, 2015 ‘Aina Le’a Inc. The Villages of ‘Aina Le’a
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Aina Le’a, Inc. (“Aina Le’a” or the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, its underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 808-886-1712. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any jurisdiction in which registration and other legal requirements have not been fulfilled or the offer or sale is not permitted.

Forward-Looking Statements: Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the business of Aina Le’a; the Company’s plans, objectives, expectations and intentions; and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Aina Le’a regarding future events and are subject to significant risks and uncertainty. Statements regarding the Company’s expected performance in the future are forward-looking statements.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the Company. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the ability of the Company to successfully complete its initial public offering in a timely manner or at all; unknown, underestimated, or undisclosed commitments or liabilities; the level of demand for the Company’s projects, which is subject to many factors, including uncertain global economic and industry conditions, demand for housing, and availability of land; and developments beyond the Company’s control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, and international or political developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Aina Le’a, Inc. for the year ended March 31, 2015, which was filed with the SEC on July 13, 2015, under the heading “Item 1A. Risk Factors” and in the Company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

The Company does not undertake any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

Data Used in This Presentation: Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures. Statements contained in this presentation may reflect estimates, projections, and opinions of the Company and members of its management. The use of estimates, projections, and opinions is inherently uncertain and involves subjective judgments about various relevant factors and known and unknown risks and uncertainties. Such statements are not necessarily indicative of the Company’s future performance. Actual events, performance, or results may differ materially from those reflected or contemplated in this presentation.

Third Party Information: This presentation has been prepared by the Company and includes information from other sources believed by the Company to be reliable. No representation or warranty, express or implied, is made as to the fairness, accuracy, or completeness of any of the opinions and conclusions set forth herein based on such information. This presentation may contain descriptions or summaries of certain documents and agreements, but such descriptions or summaries are qualified in their entirety by reference to the actual documents or agreements. Unless otherwise indicated, the information contained herein speaks only as of the date hereof and is subject to change, completion, or amendment without notice.

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Issuer: Aina Le’a, Inc.

Offering: IPO

Securities: Common Shares

Size: Minimum: $17,187,500 (1,250,000 Shares)

         Maximum: $27,500,000 (2,000,000 Shares)

Proposed Ticker Symbol: NASDAQ Global Market: AIZY

Anticipated public offering price range: $13.75

Use of Proceeds:

         Capital Expenditures

         General Corporate Purposes

         Acquisitions

         Debt Payment

Anticipated Pricing Date: March __, 2016

Placement Agent: Newbridge Securities Corporation

Auditors: Macias Gini & O'Connell LLP.

Legal: Greenberg Traurig, LLP.

ISlide 4

The Villages of ‘Aina Le’a and The Big Island

•       ‘Aina Le’a Village is entitled for 1849 luxury & 385 local family units, a regional/ international shopping center & a luxury golf community, in the heart of the Gold Coast of Hawaii.

•       Aina Le’a Inc. has acquired 1,099 acres of land (The Villages of Aina Le’a) located on the Kohala Coast on the Mauka (mountain) side of the Queen Ka’ahumanu Highway on the Big Island Hawaii.

•       Only 5% of land on the Big Island is zoned as urban and developable.

•       70 percent of homes will have ocean views.

•       Designated signalized intersection for immediate highway access & direct route to the airport.

•       270° panoramic view of the Pacific ocean.

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Ideally Located on the Gold Coast

•          Over 20 miles of coastline with some of the best beaches in the world.

•          Twenty-one major golf courses.

•          Great climate. 'Aina Le’a gets 350 days of sun with less than 10 inches of rain per year.

•          Has become the luxury destination for the wealthy from all over the world

•          Has direct airline connections to many major cities in the United States and Asian Countries

•          Shares direct highway access with the world famous Mauna Lani Resort.

•          Fantastic oceanic activities: boating, SCUBA diving, fishing and whale watching.

•          Rich in culture and historical landmarks

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The Big Island, Hawaii

•       Hawaii is home to a perfect blend of Asian, American, European & Native Hawaiian Cultures.

•       The Big Island is the largest Hawaiian island.

•       Has 2 major international airports in Hilo and Kona.

•       Considered the most ecologically diverse island and is home to all the major climate zones on Earth.

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The Neighborhood:

Major Luxury Resorts within 5 Miles

•          Rockefeller's Mauna Kea Resort

•          Hapuna Prince Resort

•          Fairmount Orchid Resort

•          Mauna Lani Resort

•          Hilton

•          JW Marriott

•          Four Seasons Resort

•          Kukio “Billionaires Only” Resort

Slide 8

Strengths

•      Designed as a full service international resort community

•       Over 70% of lots have ocean and/or mountain views

•       Hawaii has been repeatedly rated as the #1 island in the world on which to live and the #1 state within the country to live

•       Buyers have a strong demand for luxury homes in resort areas

•       The homes located on the Gold Coast carry a high sales value

•       Entitled Land on the Gold Coast is extremely rare and carries a very high per-acre value

Slide 9	Master Planning Aina Le’a sought to design a community with stunning Ocean and Mountain views taking full advantage of open space and the unique topography of the Big Island.
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Master Community Features

•       Regional Shopping Center

•       Tournament Golf Course

•       Family Homes With Parks & Playgrounds

•       Community Parks

•       Sports Pavilion

•       Private/Gated Housing Areas

•       Hanging Garden Golf Course Condos

•       Estate Homes With Annexed Quarters On Oversized Lots

Slide 11	Commercial Center • Garden office facilities • Accommodate major corporate tenants (Up to 100,000 Square Feet) • Transportation services to and from airports • International shipping and logistics
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Retail Center

•       International variety of restaurants

•       Movie theater

•       Local art and archaeological museum

•       Community transportation facility

•       Grocery, clothing and service stores

•       Airport transportation

Medical Facilities

•       Medical tourism focused to provide income and recognition

•       Partnership alliance with an internationally recognized hospital

•       Featured state of the art cosmetic surgery center

•       Senior medical treatment and care

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Home Ownership

•       ‘Aina Le’a will select a limited number of international and local builders with history, quality and reputation to participate within the villages of ‘Aina Le’a.

•       Strong architectural guidelines to maintain value, appearance, and the continuity of the communities.

•       Each builder will offer unique and complementary designs for the individual villages.

•       ‘Aina Le’a has 19 villages reserved for building housing

Slide 14	Local Family Townhomes • Currently in construction • 384- 3 & 4 Bedroom Townhomes • 20% Are subsidized and price restricted at $360,000 to $460,000
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Whales’ Point Luxury Townhouses

Poised on an elevated plateau that meets with A’A cliffs sweeping towards the Pacific Ocean, the view from the Whales Point is nothing less than picture-perfect.

Contemporary living design seamlessly integrates with cultural richness and a tradition of a total destination experience that is serene, sensual, and surprisingly different.

Part of an EB5 funded project with in the development.

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Single Family Homes

•          Project will have 775 single family home sites

•          70 luxury view builder’s lots (parcel U) are in construction available by September 2016

•          Some home sites will be sold in superpad blocks to 7 or 8 major builders

•          Typical home sizes will range from 1800-5000 sq. ft.

•          The home prices are forecasted to range from $1,200,000 to $8,000,000

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Estate Lots

•       The project is authorized for 73 estate lots.

•       Each estate lot will be sold individually.

•       The design for each house on estate lots will be specifically approved by ‘Aina Le’a Inc.

•       ‘Aina Le’a will select internationally acclaimed architects to participate in the estate lots.

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Regional Shopping Center Site

A great walking village & social center

Serving area resorts and 65,000 nearby residents

Will include:

•       Globally known name brands

•       Local community stores

•       Movie theater and restaurants

•       Servicing companies, coffee houses & restaurants

•       Full service grocery store (Whole Foods or Trader Joes)

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Overview and Structure

•       Since incorporating in February of 2012 the 'Aina Le'a Inc. has invested over $80 million of equity in acquiring and developing the 'Aina Le'a project of 1,099 acres into a master planned community with luxury homes, golf course, commercial center, medical center and school. The project is currently in active ongoing construction with Phase 1

•       We invite strategic investors to join us in a joint venture for Phase II of the Villages of 'Aina Le'a into buildable lots, approved for 1,731 units of luxury villas, single family homes and golf lodges.

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Market Value of ‘Aina Le’a’s Inventory

•       According to the valuation report issued in 2008 by the independent appraisal firm, Première Valuation Appraisal, the estimated value of the 1,099 acres of land was $140 million.

•       Based on the most recently closed land purchase of the 52 acres raw land at the Uplands in October, 2015, the fair market value of the 1,011 acres of raw land is approximately worth $360 million (i.e. $356,905 per acre).

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Market Value of ‘Aina Le’a’s Inventory

    In December, 2015, China Oceanwide Holdings Group purchased 23 acres of beach front parcels in west Oahu for approximately $200 million to build two new urban-luxury resorts.
    In November, 2015, Dalian Wanda Group purchased Ironman for $650 million. Infront Sports and Media and Ironman will be integrated in a newly-formed entity named Wanda Sports Holding Co., Ltd. The Ironman race held in October in Kona, the Big Island, is the biggest race in the world and usually attracts more than 2,000 top athletes from all over the world. Wanda, as the new owner of Ironman, will definitely attract strong interest tor the Big Island real estate from both Chinese business owners and sports fans.
    In October, 2015, the D & E parcels of the Uplands at Mauna Kea with a total of 41.42 acres were sold at $14,783,040, an average of $356,906 per acre. The parcels are located just 3.5 miles north east from the Village of ‘Aina Le’a site, and has 30% of land as non-buildable and non-usable.
    In September, 2014, the Thailand-based Reignwood International purchased 1,103 acres of land for $343 million. The transaction include the Prince Golf Course, and the remaining is raw land. The Kauai Island is 533 square miles, one eighth of the size of the Big Island. The local resident is around 60,000 people, less than a third of the Big Island.

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Historical Pricing Trend:

Kona Residential Price Trend Over The Last 40 Years

The historical record on 7117 new and resales over 44 years suggest that the price trend over the next several years should push prices toward the next market peak. Data tabulated by: Michael B. Griggs 1/15/2016 Report

Slide 23	Historical Data on North Kona Land Sales The median price appreciation of land is a sustainable 8% increase from 2014 to 2015. Data tabulated by: Michael B. Griggs 1/15/2016 Report
Slide 24	Luxury Home Sales in Comparable Resorts (2015) *Waiulaula at Mauna Kea Resort is 1 mile north of the Village of Aina Le’a. The resort doesn’t have a commercial center in its zoning.

Slide 25	Dynamic Big Island Luxury Home Sales
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’Aina Le’a Inc.

A Master developer and one of the biggest developers on the Island of Hawaii.

‘Aina Le’a Inc. generates revenue from:

•       The sale of buildable lots to vertical builders

•       Partnership agreements with builders for luxury residential housing with profit sharing.

•       Management of the community, rental property management and community design services.

Slide 27	Our Business Model
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‘Aina Le’a Corporate Team

Robert Wessels
CEO and Co-Chairman
Bob Wessels has 40+ years of hands on experience in real estate development, building construction and financing businesses. He has held CEO and Board of Directors positions in several public companies listed on NYSE and NASDAQ. He is a graduate of University of Minnesota and New York University Graduate School of Business.

Zheng Wu
Co-Chairman
Zheng Wu is the Chairman & CEO of Shanghai Zhongyou Real Estate Group and has 20+ years of experience in developing residential and commercial buildings and mixed use communities in China. He obtained a Master’s degree and is a certified Senior Engineer in China.

Michael J. Kistler
Business Development Investor Relations Director
Over a decade of experience in new business development and operations, spanning all aspects of management, sales and investor relations.

Ron Obser
Director of Real Estate
Over 30 years experience as a financial executive in various real estate industries, Buying, Entitling, Selling a Billion Dollar Land & Buildings R. E. Portfolio.

Richard P. Bernstein Esq.
General Counsel and Corporate Secretary
Over 30 years of legal practice in commercial real estate and litigation.  Serving additionally as general counsel for numerous publically traded companies.

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Hawaii Division Management Team

Mark E. Jackson
Vice President, Hawaii Division
Over 20 years of experience in operations and financial reporting of manufacturing and technology companies.

Robert J. Kistler
Corporate Controller
Extensive financial and management experience with Bank Of America. Has a familiarity with real estate development and accounting

Christian Renz
Project Manager
Over a decade of service in the real estate industry with 6 years in Hawaii. Primary focus on management, client services, design and new construction.

Johanna Eschberger
CFA
Over 30 years of public accounting experience offering accounting and tax services to a variety of industries including construction and real estate development companies

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Key Takeaways

    Current inventory of land has significantly increased in value and will generate cash flow and profits in near-term.
    Strategic international partnerships provide support for future sales of lots and homes to Asian buyers, especially Chinese.
    Access to capital markets and high level of financial transparency as a publicly-traded company to provide competitive advantage for future expansion in both domestic and international markets.
    Experienced management team with strong track record in both US and Asian markets.

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Michael Kistler
Investor Relations Director
Office: 001 (808) 886-1702
Cell: 001 (858) 208-3269
info@ainaleavillage.com
69-201 Waikoloa Beach Dr. Ste. 2617
Waikoloa, Hawaii 96738, U.S.A.

‘Aina Le’a, Inc.

Mahalo